SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 14D-9
                              (Amendment No. 8)

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             McKESSON CORPORATION
                          (Name of Subject Company)

                             McKESSON CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $2.00 per share
                        (Title of Class of Securities)

                                 581556 10 7
                    (CUSIP number of Class of Securities)

                            Ivan D. Meyerson, Esq.
                      Vice President and General Counsel
                             McKESSON CORPORATION
                                McKesson Plaza
                               One Post Street
                       San Francisco, California 94104
                                (415) 983-8300

                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               With a copy to:

                           Peter Allan Atkins, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000




                    This Amendment No. 8 amends the
          Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of McKesson Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on July 15, 1994, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company (including all associated preferred stock purchase rights), by ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation, as follows:

          Item 8.   Additional Information to be Furnished.

               Item 8 is hereby amended by the addition of the following paragraph at the end of Item 8:

                    On November 11, 1994 the Company issued the
               press release attached hereto as Exhibit 26. The information set forth in the press release is incorporated herein by reference.

          Item 9.   Material to be Filed as Exhibits.

               Item 9 is hereby amended by the addition of the following exhibit thereto:

               Exhibit 26     Press Release issued by the Company
                              dated November 11, 1994


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        McKESSON CORPORATION

          Dated: November 14, 1994      By:/s/ Nancy A. Miller
                                           Name:  Nancy A. Miller
                                           Title: Vice President and
                                                  Corporate Secretary



     EXHIBIT INDEX

     Exhibit No.                   Description

     Exhibit 26     Press Release issued by the Company dated November
                    11, 1994

                         -------------------------------

     Exhibit 26

     Contact:  Marvin Krasnansky
               (415) 983-8316

     NEW McKESSON CORP TO PAY 25-CENT QUARTERLY DIVIDEND
     SAN FRANCISCO, Friday, November 11, 1994 -- The Board of Directors of SP Ventures, Inc., to be renamed McKesson Corporation following the consummation of the tender offer by Eli Lilly and Company for the shares of old McKesson, today declared an initial quarterly dividend of 25 cents a share on its common stock.

               Subject to the completion of the Lilly tender offer on or prior to December 1, the dividend will be paid on January 3, 1995 to new McKesson shareholders of record as of December 1. Old McKesson has fixed Saturday, November 19 as the record date for the distribution of the new McKesson shares.

               Distribution of new McKesson shares and the closing of Lilly's tender offer are expected to occur on November 21, the next business day following the record date. Payment of the distribution of new McKesson shares and the closing of the tender offer are contingent upon, among other things, the satisfaction or waiver of the conditions of the Lilly tender offer.

               Under terms of the agreement with Lilly, old McKesson shareholders will receive $76 in cash and one share in new McKesson Corp. for each old McKesson share they currently hold. In addition, old McKesson will receive a capital contribution of $600 million in cash from Lilly, putting the total value of the transaction at $4 billion. The $600 million will be transferred to new McKesson.

               The McKesson board has recommended that shareholders tender their shares pursuant to Lilly's tender offer.